September 24, 2024

Nathan Puente
Chief Executive Officer and Director
Lelantos Holdings, Inc.
3690 W. El Moraga Place
Tucson, AZ 85745

       Re: Lelantos Holdings, Inc.
           Amendment No. 7 to Offering Statement on Form 1-A
           Filed September 11, 2024
           File No. 024-12414
Dear Nathan Puente:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 6, 2024 letter.

Amendment No. 7 to Offering Statement on Form 1-A filed September 11, 2024 Business Overview, page 7

1. We note your response to prior comment 1. Please revise your disclosure which suggests that you are currently working to achieve numerous business objectives intended to consolidate your industry to clarify that you hope or intend to pursue this objective. In this regard, we note that you are an early stage company and your disclosure should not overstate the extent of your operations. Make similar revisions throughout the offering statement.
Item 16. Index to Exhibits, page 7

2. We are unable to locate your response to prior comment 4. Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 of Form 1-A. In addition, the number assigned to an exhibit in the exhibit index should correspond to the number assigned to the exhibit filed on the EDGAR system and the title assigned to
 September 24, 2024
Page 2

       an exhibit in the exhibit index should correspond to the title assigned to the exhibit filed on the EDGAR system. Revise accordingly.
Determination of Offering Price, page 25

3. We note your disclosure that the offering price is not fixed. Please revise to confirm, if true, that the offering price of $.20 is fixed. Make appropriate changes throughout, as necessary.
Signatures, page 61

4. We note your response to our prior comment 6 and re-issue it as the offering statement still appears to only be executed on behalf of the Company. Please revise your signature page to include the second part of the signatures page that "This offering statement has been signed by the following persons in the capacities and on the dates indicated" and include the required signatures and titles thereunder. In that regard, specifically revise to have the offering statement signed by the principal financial officer, the principal accounting officer and a majority of the members of your board of directors in their individual capacities. See Instructions to Signatures for Form 1-A. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at
202-551-3314 with
any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Patrick Ryan Morris